UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
_________________

Cogentix Medical, Inc.
(Name of Subject Company)

Cogentix Medical, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

19243A104
(CUSIP Number of Class of Securities)

Brett Reynolds
Sr. Vice President, Chief Financial Officer, and Corporate Secretary
5420 Feltl Road
Minnetonka, MN 55343
United States
(952) - 426-6140
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Jonathan A. Van Horn
Dorsey & Whitney LLP
50th South Sixth Street, Suite 1500
Minneapolis, MN, 55402
USA
(612) 340-2600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Cogentix Medical, Inc. (the “Company”) on March 12, 2018 (including all exhibits attached thereto) is incorporated herein by reference.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of the Company by LM US Parent, Inc. (“Parent”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of March 11, 2018, by and among the Company, Parent and a wholly owned subsidiary of Parent: (i) a press release issued by the Company on March 12, 2018 and (ii) an email message dated as of March 12, 2018, to Company employees from the Chief Executive Officer of the Company, which documents are attached to the Company’s Form 8-K, dated March 12, 2018 as Exhibit 99.3 and Exhibit 99.4 and are incorporated herein by reference.

Additional Information and Where to Find It

The transaction referred to in this document will be implemented by means of a tender offer to be made by Camden Merger Sub, Inc., a wholly owned subsidiary of Parent (the “Purchaser”). The tender offer described in this document has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Cogentix Medical, Inc. This document is for informational purposes only. On the commencement date of the tender offer, Parent and Purchaser, will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (the “SEC”). At or around the same time, Cogentix Medical, Inc. will file a statement on Schedule 14D-9 with respect to the tender offer. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain a free copy of these documents (when they become available) and other documents filed by Parent, Purchaser and the Company with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) at the Company’s investor relations website.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transactions. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transactions; statements regarding the anticipated timing of filings and approvals relating to the transactions; statements regarding the expected timing of the completion of the transactions; the percentage of the Company’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transactions may not be satisfied or waived; the effects of disruption caused by the transactions making it more difficult to maintain relationships with employees, vendors and other business partners; possible stockholder litigation in connection with the transaction; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent Annual Report on Form 10-K and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Parent or its merger subsidiary and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.